145 King Street West
Suite #2700
Toronto, Ontario
M5H 1J8
Telephone — 416-865-0326 or
1-800-813-1412
Facsimile — 416-361-5741

ANNUAL INFORMATION FORM
For the year ended December 31, 2003

Dated May 14, 2004

GOLDCORP INC.

ANNUAL INFORMATION FORM

The information set forth in this Annual Information Form is as of December 31, 2003, unless otherwise indicated.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

The information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp Inc. (“Goldcorp”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year:

	2003	2002	2001	2000	1999
Rate at end of period (1)	1.2924	1.5800	1.5925	1.4995	1.4440
Average rate (2)	1.4010	1.5702	1.5519	1.4855	1.4828
High rate (1)	1.5747	1.6128	1.6023	1.5592	1.5302
Low rate (1)	1.2924	1.5108	1.4933	1.4350	1.4440

____________

Notes:

(1)	The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The average rate means the average of the exchange rates on the last day of each month during the year.

On March 31, 2004, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$0.7631.

Goldcorp’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on Goldcorp’s results of operations and financial position. Note 15 of the Notes to the 2003 Consolidated Financial Statements of the Corporation outlines, in all material respects, differences resulting from the application of accounting principles generally accepted in the United States.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise indicated:

•	“mineral resource” means a concentration or occurrence of material of economic interest in or on the earth’s crust in such form and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

•	“measured resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

•	“indicated resource” means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

•	“inferred resource” means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

•	“reserve” means that part of a mineral deposit which could be economically and legally produced at the time of the reserve determination.

•	“proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

RISK FACTORS

Goldcorp’s operations and financial performance are subject to the normal risks of mining and are subject to various factors which are beyond the control of the Corporation; certain of these risk factors are described below:

Gold Price Volatility

Goldcorp’s earnings are directly related to the price of gold as its revenues are derived primarily from gold mining. Goldcorp’s current policy is not to engage in gold hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions and production costs in major gold producing regions. The effect of these factors, individually or in the aggregate, on the price of gold is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect Goldcorp’s financial performance or results of operations. Further, if the market price of gold falls, profitability and cash flow will suffer and Goldcorp may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Dependence on the Red Lake Mine

Goldcorp’s operations at the Red Lake Mine currently account for most of Goldcorp’s gold production and revenue. In addition, Goldcorp’s principal exploration and development program is based at the Red Lake Mine. Any adverse development affecting the Red lake Mine would have a material adverse effect on Goldcorp’s financial performance and results of operations and Goldcorp’s ability to implement its growth strategy or achieve its goals for cash product costs.

Risks of Acquisitions

Goldcorp is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of Goldcorp’s business, and may expose Goldcorp to new geographic, political, operating, financial and geological risks. Goldcorp’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Goldcorp. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Goldcorp’s ongoing business; the inability of management to maximize the financial and strategic position of Goldcorp through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Goldcorp may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Goldcorp to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Goldcorp would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, Goldcorp’s pursuit of any future acquisition may have a material adverse effect on its business, results of operations, financial condition, cash flows and liquidity.

Competition for Mineral Lands

There is a limited supply of desirable mineral lands available for acquisition, claim staking, or leasing in the areas where Goldcorp contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. Goldcorp may be at a competitive disadvantage in acquiring mining properties, as many of its competitors have greater financial resources and larger technical staffs than Goldcorp. Accordingly, there can be no assurance that Goldcorp will be able to compete successfully for new mining properties.

Uncertainty of Reserve Estimates

Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, which may prove to be unreliable. Future production could differ dramatically from reserve estimates for the following reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Goldcorp’s reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect reserves; and

•	the grade of reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves.

Any of these factors may require Goldcorp to reduce its reserve estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Goldcorp’s profitability. Should the market price of gold fall, Goldcorp could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Cash Costs of Gold Production

Goldcorp’s cash production costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves. This is especially important at the Red lake Mine, where the high grade has allowed Goldcorp to achieve very low cash production costs. In the future, the grades actually recovered by Goldcorp may differ from the estimated grades of the reserves. As these factors are beyond Goldcorp’s control, there can be no assurance that Goldcorp will continue to maintain its status as a low cash cost gold producer or achieve the current goals for its cash production costs set forth in this prospectus.

Mining Risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, the unavailability of materials and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rock bursts, water conditions and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Goldcorp may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

Goldcorp’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation and other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits.

Although Goldcorp makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Goldcorp has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect Goldcorp’s business, results of operations or financial condition.

Under certain environmental laws, Goldcorp could also be held responsible for the costs to address contamination at current or former facilities or third party sites. Goldcorp could also be held liable for exposure to such hazardous substances. Goldcorp is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws are complex, and have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at Goldcorp’s mines could have a material adverse effect on Goldcorp’s financial condition, liquidity or results of operations.

Uncertainty of Exploration and Development Programs

Goldcorp’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development and, in the future, may do so through strategic acquisitions, as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Goldcorp’s exploration and development programs may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. In the event that new reserves are not discovered, Goldcorp may not be able to sustain production beyond the current mine life, based on current production rates.

Capital Intensive Industry; Uncertainty of Funding

Mining operations require a substantial amount of capital prior to the commencement of, and in connection with, the actual production of gold. Such capital requirements relate to the costs of, among other things, acquiring mining claims and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of the deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment, and complying with financial assurance requirements established by various regulatory agencies regarding the future restoration and reclamation activities for each property.

Laws and Regulations

Goldcorp’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Such laws and regulations are subject to constant change and amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Goldcorp, causing a reduction in levels of production and delay or prevent the development of new mining properties.

Dependence on Key Personnel

Goldcorp is dependent upon the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on Goldcorp’s business and its operations. Goldcorp currently does not have key person insurance on these individuals.

Dependence on Dynatec

Goldcorp does not employ its own underground mining personnel at the Red lake Mine. Goldcorp has outsourced its needs for underground mining personnel at the Red Lake Mine under a contract with Dynatec Corporation which expires on December 31, 2006. During development of the mine in 1999 and 2000, Dynatec was the underground development and construction contractor and, since completion, has continued as the underground mining services contractor. Under the contract, Dynatec will receive incentive payments for achieving specified levels of tonnage production. Goldcorp relies exclusively on Dynatec to bring ore at the Red lake Mine to the surface for processing. Any interruption in, or problems with, the mining services provided by Dynatec could lead to disruption of mining operations at the Red Lake Mine and adversely affect Goldcorp’s gold production.

Currency Fluctuations

Goldcorp’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as substantially all of Goldcorp’s revenues are earned in US dollars but the majority of its operating and capital expenditures are in Canadian dollars. Generally, Goldcorp does not engage in currency hedging activities.

Volatility of Share Price

The price of Goldcorp’s common shares may be highly volatile due to factors such as the following, some of which are beyond Goldcorp’s control:

•	fluctuations in the price of gold;

•	variations in grade estimates;

•	variations in Goldcorp’s operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to Goldcorp’s future financial performance, including financial estimates by securities analysts and investors;

•	changes in market valuations of other gold companies;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Goldcorp or its competitors;

•	additions or departures of key personnel; and

•	future sales of Goldcorp’s common shares.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Goldcorp’s common shares, regardless of its actual operating performance.

Potential Conflicts of Interest

Goldcorp owns approximately 49% of the outstanding voting securities in Lexam Explorations Inc. (“Lexam”), an exploration and development company which is largely inactive due to insufficient financial resources. Mr. Robert McEwen, the chair and Chief Executive Officer and a director of Goldcorp, is also a director and officer of Lexam. Three of the other executive officers of Goldcorp are also officers of Lexam. As a result, there may be potential conflicts of interest that arise for these shared personnel, including, among other things, the allocating of corporate opportunities and their time and effort between the two companies. Such conflicts will need to be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to Goldcorp and Lexam.

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

Goldcorp Inc. (“Goldcorp” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario) (the “OBCA”). Goldcorp’s registered and head office is Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8.

As of March 31, 2004, there were 28 Goldcorp employees at the head office.

Effective November 1, 2000, the Corporation amalgamated with CSA Management Inc. (“CSA”) pursuant to a statutory plan of arrangement (the “Arrangement”) under the OBCA. Prior to the Arrangement, CSA held approximately 17.2% of the equity and approximately 43.6% of the votes of the Corporation. Under the Arrangement, the shareholders of the Corporation and CSA received Common Shares (the “Common Shares”) of the Corporation on the following basis: 1.00 Common Share for each Goldcorp Class A subordinate voting share; 1.25 Common Shares for each Goldcorp Class B multiple voting share; 2.10 Common Shares for each CSA Class A non-voting share; and 6.00 Common Shares for each CSA Class B share. All of the Goldcorp Class A subordinate voting shares and Goldcorp Class B Shares held by CSA were cancelled by operation of law without any repayment of capital.

Prior to the Arrangement, Goldcorp was the continuing corporation formed on March 31, 1994 by the amalgamation of a predecessor corporation of Goldcorp, Dickenson Mines Limited and CSA Management Limited pursuant to a statutory plan of arrangement under the OBCA.

Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of March 31, 2004, 189,552,793 Common Shares were outstanding.

At a special meeting of shareholders of the Corporation held on March 21, 2002, the shareholders approved a special resolution authorizing the amendment of the Corporation’s articles to subdivide each Common Share on a two-for-one basis. The record date for the subdivision was May 22, 2002 and additional Common Shares were distributed to shareholders of record in Canada on May 27, 2002 and in the United States on May 28, 2002. Following completion of the subdivision, the number of Common Shares outstanding increased to 181,942,348 (206,264,308 on a fully diluted basis).

On April 30, 2002, Goldcorp completed an offering of 8,000,000 Common Shares and 4,000,000 share purchase warrants (“2002 Warrants”) for gross proceeds of $144 million. Subsequent to the two-for-one share split, each whole Warrant entitles the holder to purchase two Common Shares at a price of $12.50 per share at any time during the period up to April 30, 2007.

In addition to the 2002 Warrants, the Company also has 3,000,000 share purchase warrants (“1999 Warrants”) outstanding, each of which entitles the holder to acquire two Common Shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

Material Subsidiaries

The following table sets out, as at December 31, 2003, the direct and indirect material subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of their voting securities held by the Corporation:

		Percentage
	Jurisdiction of	Of Voting
Subsidiary	Incorporation	Securities Held
Wharf Resources Ltd.	Ontario	100%
Wharf Resources (U.S.A.), Inc.	Colorado	100%
Wharf Resources Management Inc.	Delaware	100%
Wharf Reward Mines Inc.	Delaware	100%
Wharf Resources Management Inc.	Delaware	100%
1016203 Alberta Inc.	Alberta	100%

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Goldcorp is a North American based gold producer. The Corporation owns and acquires properties, explores for precious metals, develops mines and produces mostly gold. By market capitalization, it is in the top ten gold producers globally. Goldcorp owns one of the highest-grade gold deposits in the world, the Red Lake Mine, which is located in Ontario, Canada and has produced more than 500,000 ounces of gold annually since 2001. The Red Lake Mine is the largest producing gold mine in Canada. The Company also produces gold at the Wharf Mine in the historic Lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada. It produces sodium sulphate used primarily in the detergent industry.

The Red Lake Mine resumed commercial production on January 1, 2001, with actual mining of the high-grade ore commencing in the second half of 2000. The production from the Red Lake Mine has had a significant positive impact on the Company’s financial position and operating results.

Goldcorp also has extensive holdings of minerals rights in the Red Lake District, including the Cochenour Mine property and the Abino prospect.

Goldcorp generated earnings of $98.8 million for 2003, largely as a result of the performance of the Red Lake Mine. The net profit margin was 37.6% (which is defined as earnings as a percentage of revenue). Earnings per share for 2003 were $0.54 per share ($0.53 per share on a diluted basis).

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

Gold Mineral Reserves and Mineral Resources

As of December 31, 2002, Goldcorp’s total reserves and resources were approximately 7.3 million ounces of gold. During 2003, Goldcorp produced about 603,000 ounces of gold and added approximately 1.0 million contained ounces of gold to its reserves and resources, for a net increase of approximately 400,000 ounces of gold. The addition to reserves and resources of approximately 1.0 million contained ounces of gold is entirely attributable to the Red Lake Mine property.

Reserves and resources have been calculated as of December 31, 2003 in accordance with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Calculations have been prepared by employees of Goldcorp under the supervision of Gilles R. Filion, Eng., Vice President, Exploration, of Goldcorp Inc., a “Qualified Person” for purposes of “National Instrument 43-101 – Standards of Disclosure for Mineral Projects”, (“National Instrument 43-101”), adopted by the Canadian Securities Administrators’. Reserves and resources have been calculated using a gold price of $350 per ounce. The gold reserves and resources have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

Although Goldcorp has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

The following table summarizes Goldcorp’s mineral reserves and mineral resources at its two producing gold properties, the Red Lake and the Wharf Mine. For further details of the proven and probable reserves and the measured, indicated and inferred resources by category as of December 31, 2003, see the property descriptions below.

	As of December 31, 2003			As of December 31, 2002
	(at $350 per ounce)			(at $300 per ounce)
			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold
	(000’s)	(opt(2))	(000’s)	(000’s)	(opt(2))	(000’s)
Red Lake Mine
High Grade Zone
Proven and Probable Reserves(1)	1,983	2.22	4,404	1,957	2.35	4,594
Measured and Indicated Resources	298	1.64	490	248	1.90	472
Sulphide Zone
Proven and Probable Reserves	1,594	0.34	535	1,508	0.35	533
Measured and Indicated Resources	1,962	0.33	646	1,055	0.35	369
Wharf Mine
Proven and Probable Reserves	9,801	0.033	322	12,833	0.032	410
Total
Proven and Probable Reserves	—	—	5,261	—	—	5,537
Measured and Indicated Resources	—	—	1,136	—	—	841

Note:

(1)	Numbers do not necessarily add due to rounding.

(2)	Ounces per ton.

As of December 31, 2003, the Red Lake Mine had, in addition to the reserves and resources set out in the table above, a total inferred mineral resource of 940,000 tons grading about 1.41 ounces per ton with 1,324,000 ounces of contained gold.

GOLD PROPERTIES

Red Lake Mine

The Red Lake Mine, located in Red Lake, Ontario, Canada (in the heart of the Red Lake gold camp of northwestern Ontario) has been in operation since 1948. The property on which the Red Lake Mine is located comprises 58 patented mineral claims held by Goldcorp covering approximately 2,348 acres, which, on the west side, share a common boundary with Placer Dome (CLA) Ltd.’s (“Placer Dome”) Campbell Mine. Goldcorp also holds mineral claims covering approximately 101,127 additional acres of prospective mineral ground in the Red Lake area. Goldcorp also has joint ventures with other exploration companies over mineral claims covering approximately 5,100 additional acres of prospective mineral ground in the Red Lake Area. Access to the property is by road and by air.

Geology

Goldcorp’s Red Lake Mine lies in the eastern part of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of ultramafic, mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

Most of the gold mineralization within the Red Lake Mine’s boundaries is within, or adjacent to, major deformation zones. These zones may have occurred late in the deformation period which, in turn, is thought to be related to the nearby granitic intrusive.

The deposits at the Red Lake Mine are made up of a number of sub-parallel groups of linear deposits which are interpreted to lie along the north and south limbs of a major fold. Ore lens widths may vary from a few inches to several feet and may be from tens of feet to over 100 feet in length. Overlapping lenses have permitted ore bodies to be developed and mined over lengths in some instances in excess of 1,000 feet and widths of up to 60 feet.

The deposits generally strike from northwest to southeast, and are dipping to the southwest. Individual ore lenses in the zones are plunging to the west. Fifteen major and thirteen minor steeply dipping zones have been identified to date. Current ongoing underground and surface exploration work indicates that other major zones exist.

Each of the 15 major zones and 13 minor zones indicated above consist of several parallel to sub-parallel zones. Apart from variations in physical attributes and dimensions, the zones vary from well-defined veins to more indistinct zones of silica-sulphide mineralization. The zones vary mineralogically in sulphide content and gold distribution. The two major types of gold mineralization consist of high grade quartz carbonate sulphide mineralization grading 2.22 ounces of gold per ton (“opt”) and the lower grade sulphide zone grading 0.34 opt. To reflect that variation, the zones have been grouped into two categories, the high grade zones (the “High Grade Zone”) and the sulphide zones (the “Sulphide Zone”).

Exploration

Most of the historic production at the Red Lake Mine has been from sulphide mineralization. Since February 1995, when the High Grade Zone was discovered, Goldcorp commenced an exploration and development program at the Red Lake Mine. Approximately 2.32 million feet of diamond drilling has been completed between the surface and the 52 Level to December 31, 2003. In order to facilitate exploration and development, production in 1995 and 1996 was reduced. A labour dispute, which began in June 1996 and ended in May 2000, resulted in the cessation of gold production while exploration and development continued.

During 2003, Goldcorp continued with its exploration and development program at the Red Lake Mine, completing 611 diamond drill holes for 373,000 feet of diamond drilling. At year’s end, the quantity of the High Grade Zone reserves had decreased, with reserves in the proven and probable category decreasing during the year by 190,000 contained ounces for a total of approximately 4.4 million contained ounces of gold.

Drilling from 16 to 22 Level followed up on gold mineralized structures in the hanging wall of the mine as well as to the east of the mine. Gold bearing structures in the hanging wall appear to be sub-parallel to the Sulphide Zone system and have some similarities to mineralization found in the High Grade Zone. The eastern extension of the Sulphide Zone system drilled on 16 Level late in the year also returned higher grade intercepts in some holes. Directional drilling confirms the extension of the High Grade Zone to a depth of 7,700 feet below surface. During 2003, drilling returned values up to 2.92 ounces of gold per ton over 72 feet in the Hanging Wall 5 (“HW5”) zone.

For the period January 1, 1996 to December 31, 2003, Goldcorp spent $75 million in exploration and other related expenditures at the Red Lake Mine. During 2003, $16 million was expended on exploration and related development at the Red Lake Mine.

In 2004, Goldcorp is continuing the exploration of the Red Lake Mine in order to further expand the reserve base. As the High Grade Zone at Red Lake is still a relatively new discovery, Goldcorp believes that additional reserves may be discovered. In particular, Goldcorp is focused on further exploration for potential reserves around the High Grade Zone, including lateral extensions east and at greater depth targeting HW5, Footwall 3 (“FW3) and Footwall 4 (“FW4”) systems. To date, the drilling activities have produced a number of promising results at or above existing grades in the current High Grade Zone.

Reserves

The proven and probable reserves at the Red Lake Mine as of December 31, 2003 and 2002 were as follows:

	As of December 31, 2003			As of December 31, 2002
	(at $350 per ounce)			(at $300 per ounce)
			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold
	(000’s)	(opt(2))	(000’s)	(000’s)	(opt(2))	(000’s)
Reserves (1)
High Grade Zone
Proven	814	2.30	1,872	1,007	2.27	2,287
Probable	1,169	2.17	2,532	950	2.43	2,307

Subtotal	1,983	2.22	4,404	1,957	2.35	4,594

Sulphide Zone
Proven	267	0.36	0.96	361	0.40	143
Probable	1,327	0.33	439	1,147	0.34	390

Subtotal	1,594	0.34	535	1,508	0.35	533

Total All Zones
Proven	1,081	1.82	1,968	1,368	1.78	2,430
Probable	2,496	1.19	2,971	2,097	1.29	2,697

Total Reserves All Zones	3,577	1.38	4,939	3,465	1.48	5,127

Note:

(1)	Numbers do not necessarily add due to rounding.

(2)	Ounces per ton.

The reserve estimates have been prepared by Goldcorp’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration of Goldcorp. The reserve estimates have been prepared in accordance with the definitions set forth in the “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ in National Instrument 43-101. These definitions conform with USGS Circular 831, which has been accepted for current disclosure under National Instrument 43-101 and the foregoing definitions and reserves can be reconciled with the CIM Standards without adjustment. The reserve study was performed at year-end to reflect drilling results available at mid-December 2003. The reserves have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

All drilling results, geological boundaries, the mining plan and historical and expected future mining costs have been considered in estimating reserves employing appropriate procedures and parameters including:

•	an independent laboratory assayed the split drill core using primarily fire assay;

•	dilution is estimated at 45.5% for the High Grade Zone. Sulphide Zone reserves are estimated with dilution included at variable rates based on historical mining experience; and

•	the reserves were estimated at a gold price of $350 per ounce ($300 per ounce in 2002).

The extent of mineralization in the Red Lake Mine has not been fully delineated.

Resources

The following table sets out the detailed breakdown of the Red Lake Mine resources as of December 31, 2003.

	As of December 31, 2003			As of December 31, 2002
	(at $350 per ounce)			(at $300 per ounce)
			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold
	(000’s)	(opt(2))	(000’s)	(000’s)	(opt(2))	(000’s)
Red Lake Mine (1)
High Grade Zone
Measured and Indicated	298	1.64	490	248	1.90	472
Sulphide Zone
Measured and Indicated	1,962	0.33	646	1,055	0.35	369

Total
Measured and Indicated Resources	2,260	0.50	1,136	1,303	0.65	841 (1)

Note:

(1)	Numbers do not necessarily add due to rounding.

(2)	Ounces per ton.

As of December 31, 2003, the Red Lake Mine had, in addition to the resources set out in the table above, total inferred mineral resources of 940,000 tons grading about 1.41 ounces of gold per ton with 1,324,000 ounces of contained gold.

Mining

Two shafts service the Red Lake Mine. The #1 Shaft extends from the surface to a depth of 3,600 feet. The deepest working level of the #1 Shaft is 23 Level at a depth of 3,400 feet. The 23 Level connects #1 Shaft to #2 Shaft (internal winze) via a 3,400 foot drift. The #2 Shaft extends from 23 Level to below 38 Level and terminates at a depth of 5,700 feet below the surface. The levels are approximately 150 feet apart. The top of the High Grade Zone is located above 30 Level and extends down below 47 Level, for a vertical distance of approximately 2,600 feet. The mine is serviced by an internal ramp from 21 Level to the 40 Level mining horizon. The ramp will reach the 42 Level mining horizon in 2004.

Mining in the High Grade Zone employs ramp access cut and fill methods (underhand and overhand with paste backfill). Depending on the geometry of each individual zone, jumbo or jackleg drills are used to mine the material. LHD equipment (1.0-yard to 3.5-yard capacity) is used to muck the material from the stopes to the internal ore passes. Track haulage systems on 34 Level and 37 Level move the material to the shaft passes. The material is then loaded into skips through #7 loading pocket on 38 Level, and hoisted up the #2 Shaft to 23 Level. On 23 Level, haulage trains transfer material to the #1 Shaft system, where it is hoisted to the surface. The hoists and loading pockets are all fully or semi-automated, and the haulage locomotives are all remote equipped, in order to increase operating efficiencies and reduce labour.

Goldcorp is not currently mining the Sulphide Zone, but these zones are being evaluated for future mining as required.

Red Lake Mine Expansion

The Corporation is also sinking a new shaft (Shaft #3) and work is progressing well. It is scheduled to be completed to its final depth of 7,150 feet (ft) (2,179 metres (m)) in the second half of 2006. During the 1st quarter 2004, capital expenditures totalled approximately $6 million, and are forecast to be $30 million for the full year 2004. To date, a total of $46 million has been expended on the project, and total remaining expenditures to complete the expansion are forecast to be $55 million (based on a Cdn$:US$ exchange rate of 1.32). As of April 2004, Shaft #3 was at a depth of 635ft (194m).

Production

The 2003 annual gold production at the Red Lake Mine reached 532,028 ounces, of which 471,225 ounces were from bullion gold and 60,803 ounces from concentrate inventory processed at either Barrick’s Goldstrike Mine in Nevada or Placer Dome’s Campbell Mine in Balmertown, Ontario, at an average cash production cost of $80 per ounce sold. This production made Goldcorp’s Red Lake Mine Canada’s largest gold producer in 2003, for the third year in a row.

The following table sets out the production data at the Red Lake Mine for each year in the four-year period ending December 31, 2003. The Red Lake Mine resumed commercial production on January 1, 2001.

Red Lake Mine Production Statistics

	Years Ended December 31,
	2003	2002	2001
Tons of ore milled	242,082	239,482	246,618
Average mill head grade (ounces per ton)	2.20	2.29	2.26
Average bullion recovery rate (%)(1)	88.6%	90.8%	88.5%
Ounces of gold produced	532,028	525,930	503,385
Ounces of gold sold	610,334	463,524	477,120
Operating cost per ounce:
Cash production cost	$80	$65	$59
Non-cash cost	31	29	33

Total operating cost	$111	$94	$92

Notes:

(1)	The average recovery rate does not include the ounces reclaimed from refractory gold contained in the concentrate which was custom treated. This was 16,356 in 2001, 25,062 in 2002 and 60,803 in 2003. At the end of 2003 there remains 24,544 ounces in this concentrate material stockpiled on site.

In 2003 the sale of production resulted in revenue of $224.0 million. In 2002 sales accounted for $144.9 million in revenue.

Production of gold during the first quarter ending March 31, 2004 was 140,228 ounces of gold.

Processing

The original mill was built in 1948 and was dismantled in early 2000. Construction of a new mill took place during 2000. The new process facilities consist of three separate plants: the Crushing Plant; Processing Plant; and Paste Fill Plant. Commissioning of the Crushing Plant began in February 2000, the Processing Plant’s commissioning phase commenced in early July 2000 with the first gold bar being poured on August 1, 2000 and commissioning of the Paste Fill Plant began in August 2000. Commercial production began on January 1, 2001.

The Crushing Plant is a two-stage process which reduces underground ore from roughly 12 inches to 3/8 inches. Underground ore is fed to the Jaw Crusher and sizing screen. Screen oversize is crushed in the Cone Crusher and screen undersize is conveyed to the Processing Plant for gold extraction.

Unit operations in the Processing Plant include grinding, gravity concentrating, cyanidation, carbon-in-pulp (CIP), carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation, and concentrate handling. Three types of gold occur in the Red Lake Mine ore requiring these various unit operations.

Coarse gold is recovered from the ore via the gravity concentrating circuit. Here, concentrate generated in two Knelson Concentrators is upgraded on a Diester Table, to a concentration of approximately 75% gold, and directly smelted into bullion. The bullion is then shipped to the refinery for later sale into the spot market. During 2003, the gravity circuit recovered 55.0 % of the gold from the processing plant feed.

Finer grain gold is dissolved in the cyanidation circuit in which sodium cyanide is introduced to the process stream. This portion of the gold is dissolved from a solid state into solution. Gold is removed from solution and onto granular carbon particles, still contained in the process pulp. Values from the carbon are removed in the Carbon Strip Plant, in which a high grade gold bearing solution (loaded eluate) is generated. This loaded eluate, or pregnant solution, reports to two electrowinning cells where, under an applied voltage and current density, gold precipitates out of solution and back into its solid state as a “cathode sludge”. This sludge is also directly smelted into bullion for subsequent shipment to the refinery. During 2003, 33.6% of the gold contained in the Processing Plant feed was recovered in the Cyanidation Circuit.

The refractory component of the ore is gold that is extremely fine and locked in arsenopyrite and pyrite minerals (sulphides). During 2003, 9.0% of the gold in the Processing Plant feed was contained in the sulphide concentrate. Conventional milling methods are not capable of recovering this type of gold. The Red Lake Mine’s Processing Plant employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is subjected to further treatment for gold extraction on a custom processing basis. It is shipped to either Barrick Gold’s Goldstrike Mine or Placer Dome’s Campbell Mine. From August 1, 2000 until December 31, 2003, 28,765 tons have been shipped for a credit of 102,070 ounces of gold. A concentrate stockpile of approximately 24,544 ounces remains on site and should be depleted during 2004 and 2005, along with the current daily concentrate production.

After extraction of the gold, cyanide is destroyed in the Processing Plant, using the INCO SO2 Air/Effluent treatment process which oxidizes the cyanide component and precipitates heavy metals. The process stream (tailings) reports to the Paste Fill Plant where most of the water is removed and the pulp is stored. This material can either be discharged to the Tailings Management Area or sent underground for use as backfill. This plant is a semi-batch process, which implies that all aspects of the plant are continuous with the exception of the discharge of paste to the Underground Distribution System. Here, a tailings filter cake is generated, cement and water is added and mixing occurs. Once the proper consistency is achieved, the paste is discharged underground to flow by gravity to the mined out areas.

Environmental Matters

The Red Lake Mine is in compliance in all material respects with applicable provincial and federal environmental requirements.

The Red Lake Mine has tailings management facilities consisting of a primary treatment pond, a secondary treatment pond and Balmer Lake, which, since the 1940’s, has been used as a tertiary polishing pond by Goldcorp’s Red Lake Mine as well as by the Campbell Mine. Both the Red Lake Mine and the Campbell Mine have shared a common effluent discharge point, known as “L2”, to Balmer Creek, which is downstream from Balmer Lake. The L2 discharge point has been regulated under a Ministry of the Environment (Ontario) (the “MOE”) Certificate of Approval (“COA”) and was more recently also designated as the provincial Municipal Industrial Strategy for Abatement (“MISA”) discharge point.

New federal environmental requirements (the Metal Mining Effluent Regulations (“MMER”)), which were passed in June 2002 and became effective in December 2002, require Goldcorp, among other things, to meet certain specified effluent discharge limits at a discharge point separate from the Campbell Mine, thereby making the L2 discharge point unacceptable for purposes of the MMER. As part of its commitment to continuing compliance with both provincial and federal environmental requirements, Goldcorp had previously designated a new discharge point, known as “G1”, from its secondary tailings pond to Balmer Lake as the planned discharge point for purposes of both provincial and federal environmental requirements.

Discussions with Environment Canada (“EC”) and the MOE ensued as part of an aggressive program being implemented by Goldcorp to ensure that Goldcorp continues to be in compliance with the effluent discharge limits under applicable provincial and federal requirements, including the MMER. This aggressive program includes the following:

•	In May 2003, an application was submitted by Goldcorp to the MOE for an amendment to the provincial Industrial Sewage Certificate of Approval to modify the Red Lake Mine’s tailings management system.

•	The second phase of a diversion ditch has been completed so that clean surface run-off from the north side of Goldcorp’s tailings facilities flows directly into Balmer Lake rather than through the tailings ponds, thereby reducing loadings on the tailings ponds.

•	Splitter Dyke # 1 has been raised to increase effluent retention time in the tailings facility, which will reduce both ammonia levels and suspended solids in the discharge.

•	Water from the secondary tailings pond will be used in the mill as process water, thereby reducing water flows exiting the tailings facilities.

•	A review of water treatment options to remove dissolved arsenic from any water that passes through the tailings facilities is planned for completion in 2004. Water collected behind the secondary tailings pond dam will be treated through a water treatment system before discharge.

•	Treating and recycling underground water for the mill process requirements will reduce total discharge volumes to the tailings facilities. Goldcorp is examining the feasibility of using a snowmaking treatment process to treat ammonia in tailings water to be reused as process water and/or allowing a wetland to treat water before discharge.

The immediate need to achieve compliance during 2003 forced work to begin before the provincial COA amendment was approved. This is being investigated by the MOE.

The current estimate of the capital cost of this program for 2004 is less than $1,000,000.

A geo-technical consultant conducted the annual inspection of the secondary dam required under the Ministry of Natural Resources (Ontario) Dam Guidelines. All structures were found to be in good order.

A controlled discharge into Balmer Lake during May 2003 was in compliance with the arsenic effluent discharge requirements in the MMER through the application of ferric sulphate to Secondary Pond water. The discharge was toxic, however, to rainbow trout test organisms. Ammonia was suspected to have contributed to the failed toxicity. A second discharge period in October 2003 was again compliant with arsenic values due to ferric addition and ammonia levels were not toxic to any test organisms.

Goldcorp is in compliance in all material respects with the other non-effluent related requirements in the MMER applicable to the Red Lake Mine. In this regard, all quarterly reports were submitted along with the requirement of a Background Information report. By December 6, 2004, the Red Lake Mine must submit a Study Design for review by Environment Canada to meet the Environmental Effects Monitoring (EEM) section of the federal Regulations.

In September 1999, the MOE issued a Control Order to Goldcorp to conduct technical investigations to obtain an improved understanding of recent elevated arsenic concentrations in Balmer Lake and which then would be used to develop a long-term management plan for the watershed. A similar order was issued to Placer Dome in relation to its Campbell Mine. In 2002, both Goldcorp and Placer Dome completed the interpretation of the studies provided for in the 1999 Balmer Lake Watershed Management Plan. Results were submitted and a presentation made to the MOE in July 2003.

Contingency guidelines have been developed in response to the new MMER requirements to complement the previously implemented formal Spill Response Plan. Spill response containers have been assembled to handle small-scale spills and approximately 30 on-site employees have been trained to deal with such spills. New staff attended a spill management-training workshop and existing staff have attended a refresher program.

Environment Canada has also passed new legislation, the Environmental Emergency (E2) Regulations, which required Goldcorp to register sodium hydroxide and propane stored at the Red Lake Mine. This Regulation requires spill response exercises to be completed by November 2004, at the existing mine site and the new Shaft #3 expansion site.

As required by the previously filed Mine Closure Plan, the Red Lake Mine was inspected by a representative of the Ministry of Northern Development and Mines (Ontario) (“MNDM”) in December 2003. No major incidents were noted. Any amendments to the COA for the tailings facilities which are ultimately required as part of the above-noted program, would also have to be reviewed by the MNDM. They have requested that a Closure Plan amendment be completed during 2004. Work has begun on known issues that will be scrutinized by MNDM during Closure Plan amendment discussions. These include groundwater, acid drainage and long-term tailings stability.

Employees

As of March 31, 2004, there were 135 salaried Goldcorp employees at the Red Lake Mine. All employees at the Red Lake Mine are paid by salary.

Goldcorp has contracted the underground portion of the Red Lake Mine to Dynatec Corporation (“Dynatec”) of Richmond Hill, Ontario. Under the terms of a new three-year agreement expiring December 31, 2006, Dynatec provides all mining services. At December 31, 2003, there were 300 contract employees at the Red Lake Mine related to mining services.

The charges laid by the Ministry of Labour (Ontario) over the industrial death of one of our employees in 2000 were resolved. Two fines totaling C$281,250 were paid in 2002 as part of a settlement with the Ministry of Labour. In October 2003, a coroner’s inquest was held to review the accident, which resulted in some minor recommendations. The ones that applied to the mine had either previously been carried out or were subsequently addressed. This closed the file on that unfortunate incident.

There were no Lost Time Accidents in 2003 for Goldcorp employees, bringing Goldcorp’s record to three years of full production without a Lost Time Accident.

In 2003, Goldcorp completed one health & safety audit by an independent consulting firm. More Internal Responsibility System awareness sessions were also conducted with all employees on the mine site to ensure a complete understanding of this mandated system.

Dependence on the Red Lake Mine

Goldcorp’s operations at the Red Lake Mine currently account for most of Goldcorp’s gold production and revenue. In addition, Goldcorp’s principal exploration and development program is based at the Red Lake Mine. Any adverse development affecting the Red Lake Mine would have a material adverse effect on Goldcorp’s financial performance and results of operations and Goldcorp’s ability to implement its growth strategy or achieve its goals for cash production costs.

Other Red Lake Activities

Cochenour Property

In February 1998, Goldcorp completed its acquisition of all of the outstanding shares of Wilanour Resources Limited (“Wilanour”). Goldcorp acquired additional mineral rights covering 10,959 acres in the Red Lake District and now holds, in the aggregate, mineral rights covering approximately 100,900 acres in that District. Included in this land package is the former producing Cochenour Mine. Production began at the Cochenour Mine in 1939 and continued until 1975. During this time, 1.25 million ounces of gold was produced at an average grade of 0.54 opt. The Cochenour Mine is located just north of the town of Cochenour, five miles northeast of Red Lake, Ontario. The Cochenour Mine comprises 39 claims in Dome Township, of which 36 are patented claims and three are leased (expiring January 1, 2009). In addition, Goldcorp holds 10 licenses of occupation at the Cochenour Mine. Goldcorp has posted with the MNDM financial assurances of $0.6 million for closure and reclamation costs.

Geology

The Cochenour Mine, like the Red Lake Mine, lies in the eastern section of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

The Cochenour Mine ore consists of free gold in quartz carbonate veins hosted by volcanic and sedimentary rocks and of fine gold tied in with arsenopyrite and to some extent with the pyrite-pyrrhotite mineralization. About 60% of the Cochenour Mine property is underlain with pillowed to massive mafic flows, which in turn host sequences of oxide facies to sulphide facies iron formation. Sequences of ultramafic and felsic flows as well as clastic sediments also exist.

Structurally, gold at the Cochenour Mine is related to a low-dipping overthrust fault zone. This thrust zone was displaced by several north-striking, steeply dipping normal faults, and both thrust zone and subsidiary faults were hydrothermally altered, silicified and carbonatized, with sericite, talc and chromium-muscovite common throughout. The main mineralization is intimately associated with a further hydrosilicification which accompanied the gold-bearing arsenopyrite, pyrite, stibnite and sphalerite assemblage. Gold is also associated with banded carbonate veins within and parallel to the thrust zone, in shear veins and silicified carbonatized lenses in talc schist and narrow silicified layered chert units.

Exploration

In 2003, Goldcorp completed 11 new drill holes and deepened 2 previous holes for a total of 4,000 metres drill program on the eastern and northeastern portion of the Cochenour Mine Property. The drill holes were following up mineralization discovered in the 2001 drill program on the property. In total, 9 of the 13 holes returned significant gold assays, with some of the best assays being: 2.86 gpt (“grams per tonne”) over 16.35 metres; 1.51 gpt over 5.00 metres; and 3.22 gpt over 3.00 metres. As well, Goldcorp completed 2 holes with several wedges on the Cochenour Mine itself. 2,200 metres of drilling tested the previously mined talc zone at the Cochenour Mine at depth with values of up to 4.06 gpt over 1.00 metres; 2.40 gpt over 1.13 metres; and 2.85 gpt over 1.55 metres. A total of 2.958 metres tested the previously mined chert zone at the Cochenour Mine at depth with values of 13.56 gpt over 0.60 metres; 4.50 gpt over 1.10 metres; 5.16 gpt over 3.10 metres, 6.50 gpt over 1.50 metres; and 6.99 gpt over 0.80 metres.

Additional surface stripping and mapping of the Marcus property and channel sampling in 2003, along with drilling has lead to the hypothesis that the Cochenour Mine geology sequence is repeated on the Marcus property. Integration of the structural and alteration mapping with the Red Lake Mine and additional regional data, along with results from previous drill programs, has also been completed. Detailed and infill mobile metal ion soil geochemical surveys on the over previously identified target areas in order to enhance the resolution of the targets. Compilation of drill hole data for the Cochenour Mine property was completed in 2001.

In 2004, further targets will be drill tested. For the period of January 1 to December 31, 2003, Goldcorp spent $2.1 million in exploration and other related work on the Cochenour Mine property and adjacent projects.

Environmental Matters

The tailings facilities at the Cochenour Mine consist of a system of six cells separated by six dams. Effluent is ultimately discharged into Red Lake. Dam 3 is the final discharge point for the Cochenour Mine.

The Mine Closure Plan for the Cochenour Mine was accepted by the MNDM in June 2000. As a result of changes to the tailings facility initiated in 2003 as outlined below, MNDM has requested that an amendment to the Closure Plan be made during 2004.

Known issues that will be raised by the MNDM during Closure Plan amendment negotiations will include groundwater, acid generating waste rock and long-term tailings stability. Programs to address these issues have been started and will continue into 2004 to satisfy concerns of the government.

The Cochenour Mine is in compliance in all material respects with applicable provincial environmental requirements. As the Cochenour Mine has been in a state of “temporary suspension” (as defined in the Mining Act (Ontario) — the first stage in the closure process provided under the provisions of the Mining Act (Ontario)) since 1978, it is not subject to the federal MMER.

With respect to applicable environmental requirements under federal legislation, discussions with EC in relation to the introduction of the MMER highlighted that changes were required to the historic tailings facilities at the Cochenour Mine in order for it to be able to consistently comply with the effluent discharge provisions in the Fisheries Act (Canada). Accordingly, in February 2003, an application was submitted by Goldcorp for an amendment to its Industrial Sewage COA issued under the Ontario Water Resources Act. The request for amendment set out how Goldcorp proposed to modify the tailings management system at the Cochenour Mine so that effluent at the point of discharge will consistently meet applicable federal effluent discharge requirements. The immediate need to achieve compliance during 2003 forced work to begin before the provincial COA amendment was approved. This is being investigated by the MOE.

Key to the work program outlined below was the need to acquire federal Environment Canada and Health Canada approval to proceed with a new bio-treatment plant for the treatment of arsenic in tailings water. This was a 7-month process and was finally approved in principle by the end of 2003. Goldcorp is the first company in Canada to be granted approval for a large-scale facility that uses bacteria cultures to treat industrial waste water.

As with the Red Lake Mine, Goldcorp is currently implementing an aggressive program to ensure that it is able to meet applicable federal and provincial environmental requirements at the Cochenour Mine. This aggressive program includes the following:

•	All Cochenour Mine underground dewatering activities have ceased indefinitely.

•	The installation of equipment to pump water from Dam 3 to the mine shaft for recycling.

•	The use of a ferric sulphate treatment system upstream from the final discharge point which will treat water by capturing arsenic before final discharge.

•	The interception of Municipal sewage water and airport engineered drainage out of the tailings facility and directly into the receiving environment.

•	The building of a bio-reactor water treatment facility designed to remove dissolved arsenic from all water from the Cochenour Mine.

•	The building of a dam at the tailings pond upstream of Dam 3 to improve control of the flow of water. The remaining water will then be collected behind an upgraded Dam 3 for treatment at the bio-reactor water treatment facility and then discharged to the receiving environment.

Historic arrangements between past owners and the local municipality, the Municipality of Red Lake, complicated plans to modify the tailings management system. At the present time, the Municipality of Red Lake discharges its treated water from the sewage lagoon into Goldcorp’s tailings facilities for the Cochenour Mine. A portion of the Municipality of Red Lake airport surface runoff also discharges into the tailings facilities under these historic arrangements. Goldcorp has negotiated a method of collection for these municipal flows and eventual discharge at a location separate from the Cochenour Mine’s discharge point. A sewage discharge pipe and trench system designed to separate the municipal flows from Goldcorp’s tailings facilities is almost complete. The final stage is to cross Highway 125 with a culvert during the 2004 summer construction season.

The current estimate of the capital cost of the above tailings modification program is approximately $4.7 million, of which $750,000 will be required to complete the works in 2004.

Goldcorp has been working closely with, and regularly updating, various governmental agencies, including the MOE and EC, in connection with these projects. Goldcorp has also retained, and is working with, several environmental experts and consultants in relation to the Cochenour Mine.

In addition, a remediation program for historic crown pillars at the Cochenour Mine, as provided for in the Mine Closure Plan, was initiated in 2002, worked on in 2003 and will continue in 2004. Expenditures to date with respect to investigation, analysis and remediation are approximately $560,000 with the remaining rehabilitation cost expected to be an additional $500,000.

Other Exploration of the Red Lake District

Goldcorp continues to be one of the largest holders of mineral rights in the Red Lake area. Priority targets based on physical work and compilation will continue to be tested in 2004.

Early in 2003, Goldcorp entered into an option agreement with Planet Exploration Inc. (“Planet”), whereby Goldcorp may earn a majority interest in the Sidace Lake Property, by funding further exploration. As well, Goldcorp and Planet acquired adjacent claims by staking a large land position contiguous to the original property. In 2003, Goldcorp completed a 12 hole – 6,714 metre drill program on the project. A high resolution airborne magnetic survey, preliminary mobile metal ion survey, IP survey, prospecting and mapping. Drilling, ground EM, stripping, mapping and further IP is planned on the property for 2004.

In mid 2003, Goldcorp entered into an option agreement with MetalCORP Limited whereby Goldcorp may earn a majority interest in the Black Bear Property, adjacent to the Sidace Lake property. A high resolution airborne magnetic survey was completed in 2003. Drilling is planned for 2004.

In late 2003, Goldcorp entered into an option agreement with Rubicon Minerals Corporation, whereby Goldcorp may earn a majority interest in the Red Lake North property, adjacent to the Sidace Lake property and the Adams Lake property. A high resolution airborne magnetic survey was completed in 2003 on the Red Lake North property. Drilling is planned in 2004 on the Red Lake North property and compilation is planned on the Adams Lake property.

Wharf Mine

The Wharf Mine property consists of title to, or leases (held by, Wharf Resources (U.S.A.), Inc. (“Wharf”), which is 100% owned by Wharf Resources Ltd.), on 449 patented and 98 unpatented mining claims, covering approximately 4,205 mineral acres and 3,801 surface acres. Wharf Resources Ltd. is 100% owned by Goldcorp. The Wharf Mine is situated within the Black Hills and is four miles west of Lead in the Bald Mountain Mining District of South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining. Wharf holds title to the surface and mineral rights of the claims. All of the Wharf Mine’s total proven and probable reserves are on patented claims.

The Wharf Mine is subject to two production royalties based on annual production from the affected patented claims. The first agreement covers the Foley Ridge and Wharf Expansion mine areas. The royalty rate is 3% of calculated revenues. The second royalty agreement covers the Foley Ridge and Wharf Expansion areas also and is based on a sliding scale of 0% to 2% of realized revenue. In 2003 and 2002, aggregate royalty payments in the amount of $0.9 million and $0.8 million, respectively, were paid.

Severance taxes are also payable to the State of South Dakota based on production and net profits. In 2003 and 2002, total severance taxes paid amounted to $0.2 million and $0.3 million, respectively.

Mining at the Annie Creek Pit began in 1983 and was completed in October 1992. The Foley Pit, which has been the main source of ore production, is further broken down into several smaller mining areas: North Foley; Vulcan; 33 Vertical; Polo; East Foley 4A; and East Foley 4B. Mining was completed in the North Foley Pit and Portland Pit during 2002. During 2003, removal of overburden material continued and ore production was exclusively from the Trojan Pit portion of the Wharf expansion project. Also during 2003, removal of overburden continued in the western and southern portions of the Wharf expansion area. Pit areas that have been depleted are: Annie Creek; Annie Arm; East Foley 4A; East Foley 4B; Juno Cut; Whiteside; Vulcan; East Portland; West Portland and Maria. Of these depleted pit areas: Annie Creek, Annie Arm, and East Foley 4B have been backfilled with waste rock; Whiteside was completely backfilled with waste rock during 1997; the Juno Cut was backfilled with spent ore between 1996 and early 1999; and the Maria backfill was completed in 2001. Backfill is being placed in the mined out portions of the Portland, Foley and Trojan Pits. Spent material is currently being disposed of in the mined out Foley Pit.

Wharf Expansion Area

The Wharf expansion area, located immediately to the east of the Foley and Annie Creek Pits, consists of the Trojan, American Eagle and North Greater Portland deposits, all of which will be mined by open pit methods. The South Dakota Department of Environment and Natural Resources (“DENR”) issued a mining/milling permit for the Wharf expansion project in June 1998. This permit has extended the mine life to approximately 2006 at the current production rate.

The Wharf expansion area is located within two new drainages: False Bottom; and Deadwood Creeks. Barren rock, containing residual nitrates from blasting activities, will be used as backfill material in the Wharf expansion pits and has been deposited in the Trojan Rock facility, located on the upper portion of the historic Bald Mountain tailings. A pathway and fate analysis was conducted to determine the potential impacts to private wells located in lower False Bottom Creek and to Deadwood’s back-up water supply at the former Cutting Mine in the Deadwood Creek drainage area. The study concluded that drinking water contaminant standards would not be exceeded and that no detrimental impacts will be experienced by either the back-up water supply of Deadwood or any residential or commercial wells near the project area.

The pit bottom elevation for the Trojan pit is anticipated to be approximately 5,920 feet above mean sea level. As such, portions of the Trojan pit bottom are projected to be near the top of the modeled ground water surface. However, inflows to the pit are predicted to be minimal because underground workings, at elevations between 5,900 and 6,000 feet, are currently and have historically been dry. In addition, extensive exploration drilling was conducted in this area and no significant water producing zones were encountered within the pit area.

Extensive geochemical testing of the materials that will be mined in the Wharf expansion project has been conducted and is ongoing. The vast majority of the rock that will be mined is either inert or exhibits a strong neutralizing capacity. Unoxidized Precambrian rock that exhibited the potential for acid rock drainage (“ARD”) was excluded from the Wharf expansion project mine plan. A small tonnage of lower Deadwood material has the potential for ARD, but amounts to less than 0.2% of the total material to be mined. As all of the lower Deadwood material with ARD potential is ore-bearing, the Wharf Mine will have sufficient opportunity to properly blend and neutralize the material with buffering rock prior to deposition in the spent ore depository. Detailed procedures for identifying and handling any material that exhibits the potential for ARD have been prepared and presented to the DENR.

Geology

Gold production is from both replacement sedimentary deposits and fracture disseminated igneous deposits. Steeply dipping fracture systems and zones of favorable porosity, permeability and structure of both sedimentary and intrusive rocks control ore deposition.

The Cambrian Deadwood Formation sedimentary sequence hosts generally higher grade mineralization within large manto-like deposits. Tertiary igneous rock units contain extensive lower grade mineralization in areas of intensive alteration and fracturing.

Development

During 2003 and 2002, $8.4 million and $7.2 million, respectively, were expended on plant and equipment and capitalized pre-stripping development at the Wharf Mine.

Reserves

The proven and probable reserves at the Wharf Mine as of December 31, 2003 and 2002 were as follows:

Wharf Mine Reserves

	As of December 31, 2003			As of December 31, 2002
	(at $350 per ounce)			(at $300 per ounce)
			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold
	(000’s)	(opt(1))	(000’s)	(000’s)	(opt(1))	(000’s)
Reserves
Proven	9,039	0.034	307	11,556	0.034	388
Probable	771	0.020	15	1,277	0.018	22

Total Reserves	9,801	0.034	322	12,833	0.032	410

Notes:

(1)	Ounces per ton.

Drilling results, geological boundaries, the mine plan, current mining costs and process recovery rates have all been considered in estimating reserves. The average strip ratio is 1.83 to 1 for 2003 reserves. Reserve estimates in 2003 and 2002 are based on an average gold price of $350 per ounce for 2003 and $300 per ounce for 2002, respectively.

The reserve estimates have been prepared by Wharf’s geological and engineering staff supervised by a “Qualified Person”, Gilles R. Filion, Vice President, Exploration of Goldcorp. Wharf’s reserves have been categorized on the basis of the definitions used by the Securities and Exchange Commission in the United States for “proven” and “probable” reserves. These definitions conform with USGS Circular 831 which has been accepted for current disclosure in Canada under National Instrument 43-101, and the foregoing definitions and reserve numbers can be reconciled to the CIM Standards without adjustment. The reserves have been audited by Watts, Griffis and McOuat Limited, independent consulting geologists and engineers.

Production

The following table sets out the production data at the Wharf Mine for each of the three years in the three-year period ended December 31, 2003:

Wharf Mine Production Statistics

	Years Ended December 31,
	2003	2002	2001
Tons ore mined (000’s)	3,587	4,210	4,345
Tons of waste removed (000’s)	10,835	12,319	7,423
Ratio of waste to ore	3.02:1	2.93:1	1.71:1
Tons processed (000’s)	3,593	4,251	4,217
Average grade of gold processed (ounces per ton)	0.029	0.027	0.030
Gold production (ounces)	70,902	81,989	104,018
Ounces of gold sold	67,602	83,574	100,616
Operating cost per ounce:
Cash production cost	$260	$236	$195
Royalties and severance taxes	18	14	15
Non-cash cost	72	50	8

Total operating cost	$350	$300	$218

In 2003, there were 70,902 ounces of gold produced and 67,602 ounces of gold sold for revenue of $24.9 million. In 2002, there were 81,989 ounces of gold produced and 83,574 ounces of gold sold for revenue of $26.1 million. In 2001, there were 104,018 ounces of gold produced and 100,616 ounces of gold were sold for revenue of $27.7 million.

Production of gold during the first quarter ended March 31, 2004 was 19,099 ounces of gold.

Mining and Processing

The Wharf Mine uses an open pit mining method consisting of drilling, blasting and then separating the mineralized rock from non-mineralized material. Mineralized rock is crushed, transported and loaded onto four lined pads, where it then undergoes a cyanide solution leaching process to extract the gold. Next, gold bearing solutions are recovered through a carbon-in-leach process, followed by stripping, electrowinning and refining. Finally, the doré is shipped to a refinery.

The leached rock remaining on the pads is rinsed and neutralized. This rock is then placed in specific areas to be graded, topsoil added and seeded.

During 2002, Wharf entered into a long-term agreement with a local equipment supplier to expand the fully maintained rental fleet to include 95% of the major loading and haulage equipment, including some support equipment. This arrangement ensures Wharf a productive fleet of equipment at a set and lower cost per hour than the previous equipment supply agreement had. The third party equipment supply company is responsible for all repair and major maintenance.

The remaining ore that is recoverable from the Trojan pit has shown an overall slower recovery. During 2003, Pads 3 and 4 were allowed to have extended leaching time. This extra time increased the recovery and confirmed that longer time during leaching would yield more recovery. Mine plans were modified to allow for optimum recovery. It was determined that a rate of mining and processing of three million tons per year, down from the previous four million tons per year, would compensate and provide the right mix of extended leach time for the ore. The Wharf Mine consequently has adjusted its life of mine plan to operate at the three million tons of ore per year rate.

Environmental Matters

The Annie Creek tailings located on the Wharf Mine property were deposited between 1906 and 1916 in the Annie Creek drainage area during mining operations carried out by the Reliance Mining Company and other mining companies. There were approximately 180,000 tons of processed ore deposited in the Annie Creek drainage area during this period. In 1987, with the approval of the State of South Dakota, Wharf constructed a rock buttress to contain the tailings, and during 1989 and 1990, a french drain was constructed around the tailings and a rock blanket was placed over the tailings, resulting in improved water quality in Annie Creek.

In 1991, despite Wharf’s efforts in mitigating the potential environmental impact of the tailings, the Environmental Protection Agency (“EPA”) proposed that the Annie Creek tailings site, abandoned by the Reliance Mining Company in 1916, be placed on the National Priorities List (“NPL”) under the regulations to the Comprehensive Environmental Response, Compensation and Liability Act. In June 1994, an Order on Consent issued for Conduct of a Non-Time Critical Removal Action was executed by Wharf and the EPA. During the summer of 1994, Wharf completed the reclamation of the Annie Creek tailings site in accordance with the Order. In 1995, the EPA issued its final report on Annie Creek. That report approved the institutional controls placed on the affected lands and the reclamation work that had been completed. In April 1997, the EPA notified Wharf that it had withdrawn the proposal to place the Annie Creek tailings site on the NPL.

The Bald Mountain tailings site is also located on the Wharf Mine property. Between 1908 and 1959, gold and milling activities were conducted on the site by previous owners of the property. The site is 50 acres in area and contains about 3.1 million tons of tailings. During the fall of 1993, Wharf initiated a reclamation project of the area, which included regrading the site, covering the surface with more than three feet of clean cover material and seeding the site. The site is being monitored and additional reclamation work is being carried out as necessary. In 1993, the State of South Dakota Department of the Environment and Natural Resources (“DENR”) conducted a preliminary assessment of the site. The DENR’s report indicated that the reclamation work that had been conducted adequately addressed the site. Wharf was informed in early 2003 that the EPA intended to conduct a site investigation in June 2003. Wharf was contacted in May and told the site investigation would be rescheduled sometime after July 2003. Wharf has not been recontacted nor has the site investigation been rescheduled.

Due to high selenium levels at upper Annie Creek in late 2001, Wharf converted two of the denitrification cells at the Ross Valley biological treatment facility to selenium treatment cells. The plant began treating selenium at the end of January 2002 and is successfully reducing selenium to below the detection level. An unexpected consequence of selenium treatment was the production of ammonia. Wharf has installed a tertiary treatment unit that uses bacteria to destroy the ammonia and filter the solution, prior to discharge.

During 1997, a 400-gallon per minute bio-denitrification plant was built to replace the Counter Current Ion Exchange plant as the primary means of removing nitrate from the process solution. The nitrate reduction plant has since been modified to operate without the heating of process water. This will reduce the amount of natural gas required for nitrate reduction. Nitrate reduction occurs in four concrete tanks that have been filled with a lignite-based carbon. The nitrate reducing bacteria have been specifically cultured for use at the Wharf Mine.

Feed to the bio-denitrification plant comes from the neutralization pond. Nutrients are added to the process solution to feed the denitrifying bacteria. The solution is then split between the four tanks and up-flows through the carbon media where the bacteria break down the nitrate into nitrogen gas and oxygen. During this process, the nitrogen gas vents to the atmosphere and the oxygen is used by the bacteria for respiration.

A second plant, built in 1998, is successfully denitrifying surface water from Annie Creek and Ross Springs and the shallow ground water from Ross Valley. These plants have been modified to a system that does not use heated water, thereby decreasing the operating costs of nitrate reduction.

As of March 31, 2004, Goldcorp had posted with the DENR financial assurances in the amount of approximately $20.2 million, including $11.1 million for reclamation, $8.7 million for post-closure financial assurance, $21,000, for exploration permits and $393,000, for cyanide financial assurance. To satisfy the DENR’s requirement, Goldcorp has provided reclamation deposits of $1.4 million and letters of credit in the amount of $18.8 million.

State statutes provide for a 30-year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. The post closure bond calculations assumed 50 years of water treatment would be required based on a pathway and fate analysis conducted for selenium in 2001. At the time compliance with both surface and ground water quality is achieved and final reclamation areas continue to demonstrate a self-sustaining growth, the post-closure period may be shortened to five years.

Wharf uses a load/unload system on the process pads, as described under “Gold Properties – Wharf Mine — Mining and Processing” above. After the ore is leached, it undergoes a neutralization process and is removed from the process pad by the mine fleet. At this point in the processing, it is referred to as spent ore and deposited into a permitted spent ore facility. In 1996, the original facility, the Ross Valley Spent Ore Depository, was filled to its permitted capacity. An additional 9.4 million tons of spent ore capacity were deposited in the mined-out Juno Pit between 1996 and early 1999.

Wharf obtained a Ground Water Discharge permit in July 1998 for spent ore disposal in the Foley pit. This permit is based on loading numbers for arsenic and nitrate, as determined by a pathway and fate analysis, rather than a permitted tonnage of spent ore. Nitrate levels in the neutralized process pads off-loaded to the Foley Pit exceeded targeted levels. As Wharf was nearing the loading limit for nitrate, a single liner system was permitted in Foley for the disposal of 3.3 million tons of spent ore. This system allows the interstitial and meteoric water draining from the spent ore to be collected for further treatment, prior to discharging to ground water. A second liner system was permitted in early 2003 and will hold an additional 8.8 million tons of spent ore in the northern area of the mined out Foley pit. These lined areas will allow the permitted reserves to be processed and off-loaded, without exhausting the loading limits of the depository.

A Notice of Violation was issued in January 2003 for ammonia exceedances in the discharge from the Ross Valley bio-treatment plant in 2002, nitrate exceedances in the Ross Valley ground water since the fall of 2000 and nitrate exceedances in Wharf’s water supply well since June 2000. A civil penalty claim of $162,000 was assessed against Wharf, payable in three installments, and stipulated penalties for future violations. An ammonia reduction unit was added to the Ross Valley bio-treatment facility and ammonia levels currently meet compliance limits in the discharge. A pilot scale test of in situ denitrification of ground water was successfully conducted in Ross Valley and nitrate levels dropped below the compliance limit from late February 2003 through November 2003. Nitrate levels in the compliance well are currently just above the standard of 10 mg/L and are again expected to drop below the standard this spring. Additional work is scheduled for the summer of 2004 to test denitrification of the spent ore itself, the source of nitrates in the groundwater. Lastly, an alternative well was approved as the drinking water source well for the mine site and meets all applicable drinking water standards.

Employees

As of March 31, 2004, the Wharf Mine had 104 hourly and 22 salaried employees. The Wharf Mine’s labour force is non-unionized.

Golden Reward Mine

In June 1999, wholly owned subsidiaries of Wharf acquired the remaining 40% interest in the Golden Reward Mine (“Golden Reward”) from Dakota Mining Corporation for $1.3 million. The Golden Reward Mine is located in the proximity of the Wharf Mine. The property consists of 434 patented and 76 unpatented mining claims covering approximately 4,199 acres. Golden Reward entered an approved period of temporary cessation in December 1996. The mine commenced permanent closure and reclamation activities in 2002 with 189 acres of final reclamation completed by a contractor.

Environmental Matters

There remains a slightly elevated sulphate level in a shallow monitor well in the Nevada Gulch drainage. Two events are believed to have been responsible for the October 1997 change in water quality recorded in this well. Precambrian material with visible pyrite was exposed in the West Liberty pit floor and material exhibiting previously unidentified acid rock drainage potential was utilized as partial backfill material in the pit area. The pit backfill areas were recontoured in March 1998 to direct spring run-off away from this well. This prevented ponding of surface water and limits infiltration to the Precambrian rock. An independent consultant was retained in the fall of 1998 to assess the water quality changes at this well and recommend any additional mitigative actions that were appropriate. The result of this assessment was to cover approximately 11.5 acres of the backfill material with synthetic liner in the summer of 1999. This further limited infiltration and prevents further degradation of the ground water. The sulphate levels in the shallow well have stabilized and appear to be on a downward trend.

In the past, laboratory results were received which occasionally exceeded permitted sediment limits at the surface water compliance site in Fantail Creek during spring run-off and summer storm events. To address that situation, a 1.8 million gallon sediment control pond was constructed in 1996, additional vegetative cover was established on reclaimed areas and storm water controls were revised and improved during run-off periods. However, laboratory results still occasionally exceeded the permitted sediment limits in Fantail Creek. Sediment accumulates in the Fantail french drain over the winter, causing an exceedance of the permitted limits during the spring flush and summer storm events.

In the fall of 2000, the sediment control ponds below the mouth of the french drain were lined with a semi-permeable filter paper. Prior to spring run-off each year, the french drain was artificially flushed with water from the back-filled Bonanza pit and the sediment-laden water was collected in the upper pond, pumped to a vegetated hillside and allowed to infiltrate. In the fall of 2002, a sand filter dam was installed below the mouth of the french drain. As monitoring indicated that the dam was underperforming in regards to the flows that could be accommodated, the face of the dam was raised and cleaned in the fall of 2003. Monitoring indicates the dam is accommodating the flows for which it was designed and it is expected to meet or exceed performance criteria during spring runoff.

Mining activities affected approximately 378 acres during the mine life at the Golden Reward Mine. In 2002, final reclamation was completed on the affected acreage. In June 2003, the repair and enhancement of sediment control structures and reclamation of an additional five acres were completed. It is estimated that approximately five acres will require additional repair work in 2004. Currently 133 acres of final reclamation are designated as meeting the post mine land use of wildlife habitat. Golden Reward has posted $1.7 million with the DENR for final reclamation and post-closure financial assurance. The DENR is expected to recalculate Golden Reward’s reclamation and post-closure bond in 2004. The reclamation and post-closure bonds will include continued water quality monitoring, tree and shrub plantings and care and maintenance activities.

State statutes provide for a 30-year post-closure period; however, the Board of Minerals and Environment (South Dakota) has the authority to increase or decrease that time period based on compliance with water quality standards and the continued

effectiveness of reclamation. As Golden Reward’s surface and ground water is of good quality, it is expected that a shorter post-closure period may be approved. Provided compliance can be maintained and final reclamation areas demonstrate a self-sustaining growth, the post-closure period could be as short as five years.

INDUSTRIAL MINERALS

Saskatchewan Minerals

Saskatchewan Minerals is a leader in its industry with large production capacity of natural high-quality sodium sulphate which is used in Canada and the United States in a variety of consumer products, such as powdered laundry detergent and carpet deodorizers, as well as industrial processes, such as the pulp and paper, glass and textile industries. Saskatchewan Minerals was formerly a Crown corporation of the Province of Saskatchewan established in 1945 for the production of industrial minerals in Saskatchewan. A predecessor to Goldcorp acquired Saskatchewan Minerals in 1988.

Saskatchewan Minerals has two facilities, the Chaplin and Ingebrigt plants. Both plants are in the Province of Saskatchewan. The Ingebrigt facility was placed in a care and maintenance status as of December 31, 2000 due to high operating costs and market conditions and, as a result, has not produced any sodium sulphate since that time. The future of the facility is dependent upon energy costs and market conditions for sodium sulphate or the possibility of developing alternate products using “Glauber’s salt”, the hydrous form of the sodium sulphate, which precipitates out of the brine within these reservoirs, as a base.

Reserves and Resources

As of December 31, 1998, the reserves at Saskatchewan Minerals were updated based on work that was performed in late 1997 and early 1998. During the winter of 1997/98, considerable sampling of the deposits was carried out to upgrade the reserves. This work confirmed the previous studies and expanded the size of the Chaplin and Ingebrigt deposits. Glenn R. Clark, Professional Engineer and a “Qualified Person”, has audited the reserves and resources. The reserves and resources were last audited on December 2001. No additional exploration work or further delineation of existing reserves or resources has taken place since that date.

The following table summarizes the recoverable sodium sulphate reserves and resources at Saskatchewan Minerals’ producing properties, including stockpiles:

Sodium Sulphate Reserves and Resources

(in millions of tons)

	2003	2002
Reserves
Chaplin Lake	2.4	2.5

Total Reserves	2.4	2.5

Resources
Ingebrigt Lake	4.8	4.8
Ingebrigt II	1.2	1.2
Bishopric	0.3	0.3

Total Resources	6.3	6.3

Chaplin Deposit

A 1997/98 sampling program was designed with the belief that a definitive answer regarding Chaplin Lake reserves could be obtained after collecting only one-half of the samples taken during a 1983 study. This strongly indicated that every second sample was sufficient to give the grade of the sodium sulphate deposit in Chaplin Lake. The average grade of the Chaplin Lake mud was computed using the sample results from 42 locations in the lake collected during the 1997/98 program. Given an area of 10,305 acres, to an average depth of 2 feet and average grade of 9.8% sodium sulphate, a measured resource of 4.0 million tons of sodium sulphate was determined from this work. At that time, it was estimated that 73% of the resource was recoverable for a proven reserve of 2.9 million tons of sodium sulphate. A total of 0.59 million tons of sodium sulphate has been processed since the calculation of the ore reserves as of December 31, 1997.

Based on the reserve numbers, the Chaplin deposit has recoverable sodium sulphate reserves sufficient to accommodate the current production rate for approximately 20 years.

Bishopric Deposit

A 1997/98 sampling program at Bishopric was similar to the sampling at Chaplin Lake. Twenty locations were tested with the average sample depth being 5 feet with a total of 204 samples being recovered.

Given an area of 825 acres, to an average depth of 2 feet and an average grade of 12.2% sodium sulphate, a measured resource of 0.4 million tons of sodium sulphate was determined. The Bishopric deposit is known to be deeper than the average 2 foot depth used for the calculation with sodium sulphate known to exist to a depth of 5 feet and possibly even deeper (although indications are that the grade is lower at depth). Based on this, a reserve number using only grade and volume from the upper 2 foot section of the deposit was used. It is estimated that the recoverable resources are 0.3 million tons of sodium sulphate.

Ingebrigt Deposit

The sampling program at Ingebrigt was designed to confirm the reserves of sodium sulphate remaining in the deposits. A 1997/98 sampling program was done using a combination of both auger and diamond core drilling.

To establish the reserves of the deposit, the volume of the entire deposit, based on both previous data and data from a 1997/98 program, was calculated, with an average grade of 35% sodium sulphate to give a total resource of 9.3 million tons. The 3.3 million tons of historical production was then subtracted from the total deposit resources above, to establish the remaining amount of sodium sulphate at 6.0 million tons. With a recovery of 85%, the recoverable resources are estimated at 5.0 million tons of sodium sulphate.

Ingebrigt II Deposit

The Ingebrigt II deposit has no operating history.

The 1997/98 sampling program included auger drilling carried out to confirm the size, shape and grade of this deposit for reserve calculations. A total of 74 auger drill holes were completed totaling 2,506 feet, with the deepest hole going to 103 feet. The drilling in the recent sampling program has shown the deposit to be larger than was indicated by the earlier reports.

To establish reserves, the volume of the entire deposit of 3.7 million cubic yards, based on both previous data and data from the 1997/98 program, was calculated with an average grade of 35% sodium sulphate to give a total measured resource of 1.6 million tons. It is estimated that approximately 75% of the resource can be recovered for proven resources of 1.2 million tons of sodium sulphate.

Land Tenure and Mining Leases

Chaplin

Mining rights at Chaplin are held under three 20-year alkali leases covering a total of 7,861 acres. The leases expire, in one case, in January 2007 and in the other two cases, in April 2008. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 330 acres of freehold surface rights in the Chaplin Lake area.

Ingebrigt and Ingebrigt II

Mining rights at Ingebrigt are held under four 20-year alkali leases covering a total of 2,284 acres. The leases expire in December 2007, November 2018, January 2023 and October 2023. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan. Saskatchewan Minerals also owns approximately 1,030 acres of freehold surface rights in the Ingebrigt Lake area.

Bishopric

Saskatchewan Minerals holds an alkali lease at Bishopric, approximately 150 kilometres southeast of Chaplin. The Bishopric lease expires in March 2008 and is renewable on the same basis as the Chaplin and Ingebrigt leases described above.

Sybouts and Muskiki Lake

Saskatchewan Minerals also holds two alkali leases at Muskiki Lake, which expire in March 2009, and two alkali leases on a former producing property at Sybouts, which expire in December 2010 and November 2017. These leases are renewable on the same basis as the Chaplin and Ingebrigt leases described above.

Management believes Saskatchewan Minerals is in compliance with the lease conditions at all of its properties.

Environmental Matters

In Saskatchewan, maintenance of environmental quality for mining operations is regulated primarily by the Environmental Management and Protection Act (Saskatchewan) (the “EMPA”) and the Mineral Industry Environmental Protection Regulations, 1996 and Hazardous Substances and Waste Dangerous Goods Regulations enacted thereunder. The Mineral Industry Environmental Protection Regulations set forth requirements for annual approvals and reclamation. Saskatchewan Environment and Resource Management inspects the plants and issues approvals to operate.

Both the Chaplin and Ingebrigt plants and associated facilities have obtained, and are in material compliance with, all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of the plants and facilities. Due to the nature of the production process at the sodium sulphate operations, there are no toxic tailings or hazardous discharges, resulting in relatively minimal environmental disturbance from operations. Saskatchewan Minerals is committed, through its environmental management system, to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations.

Saskatchewan Minerals’ decommissioning plan dated April 1997 was filed with the Saskatchewan Environment and Resource branch. The aggregate decommissioning costs for the Chaplin and Ingebrigt operations will be approximately $1.0 million, which management believes to be a reasonable estimate of those costs.

Maintenance of steady water levels at Chaplin Lake by Saskatchewan Minerals has resulted in the lake becoming one of the most consistent nesting areas of the piping plover, a small North American shorebird on the endangered list of the Committee on the Status of Endangered Wildlife in Canada. Chaplin Lake is located in an area that has been dedicated as a Western Hemisphere Shorebird Reserve Network site. It is not anticipated that the continuing operations of Saskatchewan Minerals will be affected by this dedication in any material respect.

A Piping Plover and Sanderling bird study was commissioned during 2001 in cooperation with Saskatchewan Wetlands for a five year period to provide the basis for any impact that the construction of the new dikes on East Chaplin Lake will have on the populations of these species. To date, the dikes on West Chaplin Lake have proved beneficial to the species by providing additional nesting areas and constant water levels. The constant water levels provide necessary feeding areas that these species need to increase their populations. It is believed that the dike construction on East Chaplin Lake will provide additional nesting and feeding areas for these species.

Operations

Chaplin

The Chaplin facility is located on the southwest side of the Town of Chaplin, approximately 80 kilometres west of Moose Jaw, Saskatchewan. It has been operated by Saskatchewan Minerals since 1947. Production is derived from a deposit located in the 18 square mile Chaplin Lake. The site includes nine main buildings (including a plant, an office, a laboratory and storage facilities) and five brine reservoirs.

The site straddles the Trans-Canada Highway and has a rail spur entering from the main Canadian Pacific Railway rail line located just north of the site.

Production volumes at the Chaplin plant for the periods indicated are set out in the following table:

Chaplin Plant Production

Year	Production
(tons)
2001	122,244
2002	123,709
2003	110,009

Mining and Processing

Sodium sulphate in the Chaplin deposit occurs as Glauber’s salt intermingled with mud in the lakebed of Chaplin Lake. Sodium sulphate is recovered from the Chaplin deposit by dissolution to form concentrated brines. During the summer, fresh water is released onto the lakebed of Chaplin Lake. The warm fresh water leaches sodium sulphate from the mud layers below. The resulting sodium sulphate enriched brine is then pumped into five brine reservoirs, eight to nine feet deep, of approximately one million square feet each, where it is stored until the weather cools. During autumn, as ambient temperatures drop, the brine cools and fractional crystallization occurs in the reservoirs. “Glauber’s salt”, the hydrous form of the sodium sulphate, precipitates out of the brine within these reservoirs. The weak solution remaining in the reservoirs is drained back into the lake when the surface of the reservoirs starts to develop a solid layer of ice. The Glauber’s salt is windrowed using conventional earth-moving equipment and is hauled with trucks to a stockpile near the plant for future processing.

Glauber’s salt from the stockpile is conveyed to the plant. In the plant, the salt is melted and purified, following which an evaporator, a centrifuge and a rotary dryer remove the water. The dried sodium sulphate is placed in a storage facility and loaded as required for transport.

The process of recovery is dependent on an adequate supply of water and on the weather. Warm summer weather results in a higher yield of Glauber’s salt. Thus, it is desirable to maintain a large reserve stockpile at Chaplin so that lower yield harvest years will not affect the annual production of sodium sulphate.

The Chaplin plant has a production capacity of 150,000 tons per year, but the capability to obtain raw salt from the lake has limited production to an average of 95,000 tons per year over the last 10 years. In 2003, a harvest of approximately 70,000 tons along with the carryover from 2002 and supplemented with raw material from the Bishopric property allowed for production of 110,009 tons of finished product and sales of 106,035.

At the end of October 2003, Saskatchewan Minerals received for the second year in a row, a rating of excellent from S.C. Johnson’s Quality audit department. With S.C. Johnson being Saskatchewan Minerals’ largest single customer, this is an important step in maintaining a preferred supplier status and the company joins the ranks of a select few out of over 600 suppliers of S.C. Johnson to achieve this status.

The first Quality Audit on the new ISO 9002:2000 standard took place during November 2003 for Saskatchewan Minerals. The results of the audit were encouraging as the company not only maintained its position on the old standard but received a recommendation from the auditor to the ISO 9002 committee that the company be upgraded to the new ISO 9002:2000 standard. The audit committee accepted the recommendation of the auditor and the company received its upgrade to the new standard on December 8, 2003. The new standard places a great deal of emphasis on the training of all employees and the ISO system has become the management system that Saskatchewan Minerals operates under today.

Ingebrigt

The Ingebrigt facilities, which have been placed in a care and maintenance status since December 31, 2000 due to high operating expenses and market conditions, are located 300 kilometres west of Moose Jaw and 53 kilometres north of the Trans-Canada Highway. The facility was operated by Saskatchewan Minerals from 1967 until 2000. Production was derived from a deposit located in a 700-acre lake. The site includes 16 main buildings (including a factory, a crystallization building, a clarification building, an office and storage facilities) and one brine reservoir.

The site is accessible by highway and serviced by a branch line of the Canadian Pacific Railway.

Mining and Processing

The Ingebrigt Lake deposit is considerably different from the Chaplin Lake deposit. The lake is smaller, much deeper and lies in the centre of a small drainage basin. The sodium sulphate exists in solid crystalline form as Glauber’s salt in a bed averaging 22 feet thick. The bed is in the shape of two inverted cones with the bottom of the cones over 100 feet deep, the deepest of any Saskatchewan deposit.

Sodium sulphate was recovered from the deposit by use of a floating dredge equipped with a cutterhead on a boom and pumped to a clarification plant, to remove insolubles and organic material. The saturated brine was then pumped to the process facility where the sodium sulphate laddened brine was recystallized, dewatered and remelted. The saturated brine was then fed to the submerged combustion units where the excess water was boiled off, centrifuged to separate the crystalline sodium sulphate and dried for shipment.

Employees

As of March 31, 2004, Saskatchewan Minerals had 41 employees, 31 of whom were members of the Chemical Energy and Paperworkers Union, Local 678 and 10 of whom were non-unionized management employees, including one management employee remaining at Ingebrigt for security purposes. A collective bargaining agreement is in effect with the union, covering the period from May 1, 2003 to April 30, 2006.

A fatality occurred in August, 2003 when an employee entered the ramp hopper to remove a lump that prevented the raw product from flowing. The material that was suspended overhead broke loose and buried the employee.

The Provincial Occupational Health and Safety Division issued five contraventions to Saskatchewan Minerals, but no cease work contraventions due to the incident. Whether any further action will result from the investigation of the fatality is unknown at this time.

There were five Lost Time Accidents in 2003 for Saskatchewan Minerals’ employees.

LEGAL MATTERS

Regulations

Goldcorp and its subsidiaries are subject to regulation by federal, provincial, state and local authorities. Goldcorp is in substantial compliance with all material federal standards and similar provincial or state laws and regulations. However, compliance with these standards, laws and regulations may necessitate control measures and expenditures which, if required, cannot be estimated at this time. Compliance may require substantial remedial measures regarding the operation of new mines and mills or materially affect the proposed schedule for construction of such facilities. Under certain circumstances, the construction of mining facilities may be stayed pending regulatory approval. At this time, no significant capital expenditures for environmental control facilities are anticipated for the Saskatchewan Minerals operations. In relation to the Red Lake Mine and the Wharf Mine, see “Gold Properties – Red Lake Mine-” and “-Wharf Mine – Environmental Matters”.

Canada

The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, production and decommissioning of mines. Such legislation relates to the method of acquisition and ownership of mining rights, labour, health and safety standards, royalties, mining and income taxes, exports, reclamation and rehabilitation of mines, and other matters.

The mining industry in Canada is also subject to legislation at both the federal and provincial levels concerning the protection of the environment. In particular, such legislation imposes high standards on the mining industry to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill or refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licences and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provide for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development. Failure to comply with the requirements of environmental legislation may result in orders being issued thereunder, which may result in the cessation, curtailment or modification of operations or may require the installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and such violators, including officers and directors thereof, may be fined or, in some cases, imprisoned if convicted of an offence under such legislation.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long time periods following closure in order to fulfill closure requirements. The cost of closure of existing and former mining properties and, in particular, the cost of long-term management of mining properties can be substantial. Goldcorp endeavours to progressively rehabilitate its mining properties during the period of mining operation so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

United States

Legislation and implementing regulations adopted or proposed by the Environmental Protection Agency, the Federal Bureau of Land Management and by comparable agencies in various states, directly and indirectly, affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including the potential contamination of soil, air and water from mining operations, such as tailings discharges and other wastes generated by mining companies. In particular, legislation such as the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statutes require analyses and/or impose effluent standards, new source performance standards, air and water quality and emission standards, remediation requirements and other design or operational requirements for various components of mining and mineral processing.

Furthermore, mine operations must comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining, Safety and Health Administration (“MSHA”), an agency within the Department of Labour, and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The operations also must comply with the Federal Occupational Safety and Health Act of 1970, as amended, and applicable state laws, and the regulations promulgated thereunder, with respect to occupational safety and health matters not covered by the Federal Mine Safety and Health Act of 1977.

South Dakota’s statutes and administrative rules regulate reclamation, air quality and surface and ground water quality in the mining industry. Mining permits are issued for mining activity carried out under the Mine Land Reclamation Act (South Dakota) which requires posting reclamation bonds.

A small fraction of Goldcorp’s subsidiaries’ holdings are located on unpatented mineral claims on federal lands. Revisions to the Mining Act of 1872 are pending before the United States Congress. The bills deal with royalties for minerals extracted from unpatented claims on federal lands, future patenting of claims located on unpatented claims on federal lands as well as the regulation of mining on unpatented claims on federal lands. All of these bills are not expected to materially affect the operations of Goldcorp or its subsidiaries because of the small number of unpatented claims. There can be no assurance that such amendments will be adopted or, if adopted, as to the final form thereof.

Investment Canada Act

The Investment Canada Act, as amended (the “ICA”) restricts the acquisition of control of an established Canadian business by a “non-Canadian” (as defined in the ICA), by requiring notice to, and in some cases, the submission of the acquisition for review and approval of Investment Canada which is an agency of the Government of Canada. The ICA and regulations thereunder establish certain rules and thresholds which identify those instances in which there will be a direct or indirect acquisition of control of a Canadian business.

Federal Income Tax Implications

The following is included for general information purposes only and does not purport to be a comprehensive review of all aspects of either Canadian or United States taxation laws applicable to investors.

Canada

The following describes the Canadian federal income tax consequences pursuant to the Income Tax Act (Canada) (the “ITA”) to a person of holding and disposing of Common Shares. The following paragraphs apply only to a person who is a non-resident of Canada, who has never been a resident of Canada, deals at arm’s length with the Corporation, holds the Common Shares as capital property and does not use or hold and is not deemed under the ITA to use or hold the Common Shares in the course of carrying on a business in Canada.

A non-resident will generally be liable for withholding tax in Canada on any dividend received from the Corporation. Canadian withholding tax is levied at a rate of 25% under the ITA. However, this rate is reduced pursuant to the Canada-United States Income Tax Convention (1980) to 15% for shareholders holding less than 10% of the Common Shares and to 5% for shareholders holding 10% or more of the Common Shares.

On a disposition of Common Shares, shareholders who are non-residents will be subject to Canadian federal income taxation only if such Common Shares constitute “taxable Canadian property” for purposes of the ITA at the time of disposition. Generally, the Common Shares will constitute taxable Canadian property to a shareholder at the time of disposition only if, at any time during the five year period immediately preceding the disposition, the shareholder, either alone or together with persons with whom the shareholder did not deal at arm’s length, owned 25% or more of the issued Common Shares of any class or series in the capital stock of the Corporation. In such circumstances, one-half of any gain would be included in income and such shareholder will generally be subject to taxation on the same basis as shareholders who are residents in Canada.

The above paragraphs are general in character and not exhaustive. Each investor is advised to consult a tax advisor regarding specific Canadian federal, provincial and United States federal, state and local tax consequences of purchasing, holding or disposing of Common Shares.

United States

The following is a general description of certain income tax consequences, as set out in the United States Internal Revenue Code of 1986, as amended, (the "Code"), applicable to United States citizens, residents, corporations, or estates or trusts (other than foreign estates or trusts having a foreign status) (“U.S. Persons”) holding the Corporation’s shares.

Subject to the discussion under Passive Foreign Investment Company considerations below, any distribution made with respect to the Corporation’s shares will generally constitute a dividend to the extent such distribution is from current or accumulated earnings and profits of the Corporation, as calculated for United States federal income tax purposes, and will be taxable as ordinary income to a U.S. Person in an amount equal to the gross amount of such dividend without reduction for the applicable Canadian withholding tax. Withholding taxes may be credited, subject to certain limitations, against the U.S. Person’s (as such term is defined by the Code) United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Person’s United States federal taxable income. Dividends paid on the shares to U.S. Persons will not be eligible for the dividends received deduction available in certain cases to United States corporations.

Subject to the discussion under Passive Foreign Investment Company considerations below, the sale or exchange of a share will ordinarily result in the realization of a gain or loss to the holder in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted cost base of the share. If the share is held as a capital asset, any gain or loss recognized for tax purposes from its sale or exchange will be a capital gain of a non-corporate U.S. holder, which is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years.

In general, the Corporation will be a passive foreign investment company (“PFIC”) with respect to a U.S. Person if, for any taxable year in which the U.S. Person held the Corporation’s shares, either (i) at least 75% of the gross income of the Corporation for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Corporation’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, a “look-through” rule applies. Under the “look-through” rule, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

The Corporation believes that it was not a PFIC for 2003. In addition, while the Corporation believes that it should not be treated as a PFIC for its taxable year ending December 31, 2004, and in future years, this is an annual determination that cannot be completed until after the year has concluded. Moreover, the application of the PFIC rules to a corporation such as Goldcorp that is engaged in the active business of mining and refining precious metal ores is not entirely clear. Accordingly, there can be no assurance that the Corporation will not be treated as a PFIC in 2003 or subsequent years.

If the Corporation were to be treated as a PFIC, a U.S. Person whose holding period for the Corporation’s shares included a taxable year of the Corporation in which the Corporation was a PFIC and who did not make a mark-to-market election (as described below) would be subject to the following rules:

a)	Distributions made by the Corporation during a taxable year to a U.S. Person with respect to the Corporation’s shares that are an “excess distribution” (defined generally as the amount received with respect to the shares in any taxable year in excess of 125 percent of the average distributions received on the shares in the shorter of either the three previous years or the U.S. Person’s holding period before the taxable year) would be allocated ratably to each day of the U.S. Person’s holding period. The amount allocated to the current taxable year would be included as ordinary income in the U.S. Person’s gross income for that year. The amount allocated to each prior taxable year would be taxed as ordinary income at the highest rate in effect for the U.S. Person in that prior year and the tax would be subject to an interest charge at the rate applicable to deficiencies in income taxes.

b)	The entire amount of any gain realized upon the sale or other disposition of the Corporation’s shares would be treated as an excess distribution made in the year of sale or other disposition and as a consequence would be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, would be subject to the interest charge described above.

A U.S. Person holding shares in a PFIC that are treated as “marketable stock” may make a mark-to-market election. Except as described in the next succeeding paragraph, such an electing shareholder will not be subject to the PFIC rules described above. Instead, the electing shareholder will include in each taxable year as ordinary income the excess, if any, of the fair market value of the shares at the end of the taxable year over the shares’ adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Person’s basis in the shares will be adjusted to reflect any such income or loss amounts. Amounts recognized as income under the mark-to-market rules will not be eligible for the preferential tax rates accorded to long-term capital gains regardless of the shareholder’s holding period in the shares.

For purposes of applying the PFIC rules in the first taxable year in which a U.S Person makes the mark-to-market election (described above), the amount includable with respect to the election will be treated as gain subject to the ratable allocation and interest charge described in subparagraph (a) above.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

An U.S. Person who owns the Corporation’s shares during any year that the Corporation is a PFIC must file Internal Revenue Service Form 8621.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Three-Year Comparative

The following sets forth a summary of selected financial information from the consolidated financial statements of Goldcorp for the periods indicated, as well as selected operating information. The selected financial information should be read in conjunction with the consolidated financial statements and the notes thereto of Goldcorp, which are appended hereto.

	2003	2002(2)	2001(2)
Operating Results (in thousands of dollars)
Revenues	$262,642	$185,194	$170,345
Earnings from operations	134,870	89,578	78,110
Earnings for the year	98,804	68,235	52,033
Earnings by operations
Red Lake Mine	152,969	98,601	85,305
Wharf Mine	102	191	4,369
Saskatchewan Mine	1,667	2,685	1,942
Financial Position (in thousands of dollars)
Total assets	638,523	457,749	226,696
Working capital	362,220	274,327	88,862
Cash flow from operations	95,166	104,140	95,643
Capital expenditures	74,528	26,835	19,059
Shareholders’ equity	507,752	348,921	153,959
Operating Statistical Data
Gold produced (ounces)	602,845	607,919	607,403
Gold sold (ounces)	677,936	547,098	577,736
Average per ounce of gold sold
Cash production cost	$100	$93	$85
Total operating cost	137	126	115
Realized price	367	312	271
Per Share Data (in dollars)
Earnings
Basic	$0.54	$0.39	$0.32
Diluted	0.53	0.37	0.31
Book value	2.77	1.91	0.93
Dividends paid	0.155	0.110	0.100
Shareholder Data (000’s)
Number of shareholders	4,118	4,003	3,985
Shares outstanding (000’s)(1)
Basic	183,574	182,390	165,091
Fully Diluted	209,286	207,280	179,660
Toronto Stock Exchange (C$ per share)
High	$24.00	$20.50	$19.41
Low	14.11	9.65	8.40
Close	20.62	20.06	19.30
Financial Information in accordance with United States GAAP (in thousands of dollars)
Earnings for the year	$97,783	$65,643	$51,008
Earnings per share
Basic	0.53	0.37	0.31
Diluted	0.52	0.36	0.30
Total assets	649,388	460,791	226,405
Shareholders’ equity	515,565	352,984	157,552

Notes:

     (1) Retroactively reflects the effects of the two-for-one stock split in May 2002.

     (2) 2002 and 2001 information has been restated for a change in accounting policy. Refer to 2003 Consolidated Financial Statements.

DIVIDENDS

Dividend payments were initiated in February 2001 after the Red Lake Mine successfully entered commercial production. Since that time, Goldcorp has increased the dividend payment four times for a total increase of 360%.

Goldcorp made dividend payments of $0.025 per share in March and June 2002 and dividend payments of $0.03 per share in September and December 2002.

On January 14, 2003, the Corporation increased its total annual dividend payment to $0.15 per share from $0.12 per share. The frequency of the dividend payments increased from four times to six times per year (every two months). On December 16, 2003, the Corporation announced its intention to increase its annual dividend payment by 20% to $0.18 and to increase the frequency of payments to 12 times per year. The intention is that shareholders will now receive in 2004, twelve monthly payments of $0.015 per share.

The first monthly dividend payment to shareholders was on December 19, 2003 at $0.015 per share. On January 13, 2004, Goldcorp also paid a special dividend of $0.10 per share (announced on December 10, 2003).

Although Goldcorp expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by Goldcorp will be determined by the Board of Directors of Goldcorp from time to time based upon, among other things, cash flow, the results of operations and financial condition of Goldcorp and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Goldcorp considers relevant.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Control and Procedures

As indicated in the certifications attached to this report, Goldcorp’s principal executive officer and principal financial officer have evaluated Goldcorp’s disclosure controls and procedures as of a date within ninety (90) days prior to the filing of this report. Based on that evaluation, these officers have concluded that Goldcorp’s disclosure controls and procedures are effective for the purpose of ensuring that material information relating to Goldcorp, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this report is being prepared.

Changes In Internal Controls

There have not been any significant changes in Goldcorp’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to page 1 to 17 in Goldcorp’s 2003 Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is incorporated herein by reference.

ITEM 7: MARKET FOR SECURITIES

Goldcorp’s Common Shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the trading symbols “GG” and “G”, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada. The 2002 Warrants are listed under the trading symbol G.WT.U on the TSX and the 1999 Warrants are listed under the trading symbol G.WT on the TSX.

The Corporation is now a member of all the major North American and International gold indices including the Toronto Stock Exchange’s S&P/TSX Canadian Gold Index, the FTSE London Gold Mines Index, the Philadelphia Stock Exchange’s Gold Index (XAU), and the American Stock Exchange’s Gold Bugs’ Index (HUI) and the Barron’s Gold Mines Index (GMI).

Monthly high/low and volumes for 2003 are shown below:

Trading History on the Toronto Stock Exchange:

	Sales Price (Cdn$)		Average
	Average Daily		Daily
2003	Low	High	Volume
January	$19.15	$19.96	1,184,015
February	$17.50	$18.23	984,360
March	$14.97	$15.72	844,350
April	$15.03	$15.53	571,933
May	$15.41	$15.90	685,053
June	$15.74	$16.18	688,231
July	$16.18	$16.63	534,672
August	$17.71	$18.24	664,587
September	$18.51	$19.03	710,362
October	$19.39	$19.92	614,419
November	$21.16	$21.74	595,526
December	$21.34	$22.14	1,075,797

The price of the Company’s Common Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2003 was Cdn$20.62 per share and on March 31, 2004 was Cdn$19.40 per share.

Trading History on the New York Stock Exchange:

	Sales Price (US$)		Average
	Average Daily		Daily
2003	Low	High	Volume
January	$12.02	$13.58	1,563,971
February	$10.75	$13.15	1,368,626
March	$9.42	$11.46	1,221,148
April	$9.85	$11.17	788,714
May	$10.45	$12.03	1,020,971
June	$11.17	$12.76	929,795
July	$10.92	$12.74	811,745
August	$11.80	$13.55	938,610
September	$12.70	$14.91	1,315,224
October	$13.43	$16.15	1,051,700
November	$15.05	$17.66	1,126,463
December	$14.72	$18.50	1,655,227

The price of the Company’s Common Shares as reported by the New York Stock Exchange at the close of business on December 31, 2003 was US$15.95 per share and on March 31, 2004 was US$14.81 per share.

ITEM 8: DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the name, municipality of residence of each director and executive officer and their principal occupation within the five preceding years. The table also sets out, as of March 31, 2004, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they have in Goldcorp.

DIRECTORS
Name, Position with the Corporation and/or Principal Occupation	Common Shares		Stock Options
DAVID R. BEATTY, O.B.E. (4)	32,000	(7)	48,000
Resident of Toronto, Ontario
Chair and Chief Executive Officer of Beatinvest Limited, an investment company. He is currently Managing Director of the Canadian Coalition For
Good Governance and Professor of Strategy and Director of the Clarkson
Centre for Business Ethics at the University of Toronto. He serves on the boards of the Bank of Montreal, Inmet Mining, First Service and Thistle
Mining. He was previously Chair and Chief Executive Officer of Old
Canada Corporation.
Director of Goldcorp and its predecessor companies since 1994.

RONALD M. GOLDSACK(1)	34,000	(7)(9)	24,000
Resident of Toronto, Ontario
President of Pondfield Capital Corporation Inc., an independent investment consultant company in corporate acquisitions, mergers, takeovers and valuations.
Director of Goldcorp since 2003.

STUART R. HORNE	300,000	(6)(7)	63,750	(5)
Resident of Caledon, Ontario President of Tombill Mines Ltd. He was a director of CSA Management Inc. from 1985 to 2000. Director of Goldcorp since 2000.
JAMES P. HUTCH, P.ENG.(4)(5)	20,000	(7)	40,000
Resident of Saskatoon, Saskatchewan
Engineer. He is President of Hutchtech Inc., a consulting firm, for the past nine years. He is past President and Chief Executive Officer, and past
Chair of the Saskatchewan Research Council. He has held senior executive and leadership positions in government, and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.
Director of Goldcorp and its predecessor companies since 1998.

BRIAN W. JONES (1)(2)(3)	—		32,000
Resident of St. Louis, Missouri USA
President and Chief Executive Officer of New Heights International
Inc., an investment company. He is a director of several corporations.
Director of Goldcorp and its predecessor companies since 1990.

ROBERT R. McEWEN	6,434,484	(8)	2,135,000
Resident of Toronto, Ontario
Chairman and Chief Executive Officer of Goldcorp Inc.
He has been a Director of Goldcorp and its predecessor companies since
1986. He is also Chair, Chief Executive Officer and a Director of
Lexam Explorations Inc. He was previously Chair, Chief Executive
Officer and a director of CSA Management Inc.
Director of Goldcorp and its predecessor companies since 1986.

DR. DONALD R.M. QUICK (2)(3)(4)	9,500	(7)	48,750
Resident of Hamilton, Ontario
He is a Doctor of Chiropractic who owned and operated the East
Hamilton Chiropractic Clinic from 1977 to 2002. He was a director of
CSA Management Inc. from 1996 to 2000.
Director of Goldcorp since 2000.

MICHAEL L. STEIN (1)(2)(3)	20,000	(7)	111,000
Resident of Toronto, Ontario
He is the Chair and Chief Executive Officer of the MPI Group, a
private investment company. He is also Executive Chair of CAP REIT.
Previously, Chair and Chief Executive Officer of Canadian Apartment
Communities Inc. and Canadian Apartment Management Inc. He was
a director of CSA Management Inc. from 1994 to 2000.
Director of Goldcorp since 2000.

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Health, Safety and Environment Committee.

(5)	Lead Director

(6)	Represents stock options to purchase up to 63,750 Common Shares held in his personal capacity and 300,000 Common Shares owned by Tombill Mines. Mr. Horne owns a controlling interest in Tombill Mines.

(7)	Represents less than 1% of outstanding Common Shares.

(8)	Represents approximately 3.39% of outstanding Common Shares.

(9)	Represents 10,000 Common Shares held in his personal capacity and 24,000 Common Shares held by the Estate of C.M. Goldsack. Mr. Goldsack exercises control or direction over the Estate.

OFFICERS	Common		Stock
Name, Position with the Corporation and/or Principal Occupation	Shares		Options
ROBERT R. McEWEN	6,434,484	(1)	2,135,000
Resident of Toronto, Ontario
Chairman and Chief Executive Officer
He has been a Director of Goldcorp and its predecessor companies since
1986. He is also Chair, Chief Executive Officer and a director of Lexam
Explorations Inc. He was previously Chair, Chief Executive Officer and a director of CSA Management Inc.

R. BRUCE HUMPHREY	75,000	(2)	400,002
Resident of Brampton, Ontario
Senior Vice President and Chief Operating Officer
He has been with Goldcorp since April 1998. From 1995 until
1998, he was a Vice President of the BLM Service Group. Up until
February, 2003 he was Vice President, Operations and now serves as Senior Vice President & Chief Operating Officer. He has 31 years of experience in senior management and engineering positions, acquired with several mining companies and contractors. Mr. Humphrey resigned effective as of May 31, 2004.

JOHN A. BEGEMAN	4,400	(2)	329,000
Resident of Rapid City, South Dakota USA
Vice President, Western Operations
He has been with Goldcorp since 1987 and has been Vice President,
Western Operations since May 2000. He is the General Manager of
Wharf Resources (USA) Inc. and is responsible for Saskatchewan
Minerals. He has 27 years of experience in the mining industry.

BRAD BOLAND	5,000	(2)	102,000
Resident of Newmarket, Ontario
Vice President, Finance
He has been with Goldcorp since 1998. He was Controller from
July 2001 to February 2003 when he became Vice President, Finance.
He is also Vice President, Finance of Lexam Explorations Inc. He has eight years of experience in the mining industry.

CHRISTOPHER J. BRADBROOK	60,000	(2)	100,000
Resident of Oakville, Ontario
Vice President, Corporate Development
He has been with Goldcorp since January 2001. His career encompasses a 23 year association with the mining industry, including 18 years working directly in the industry and 6 years as a mining analyst. He has performed a variety of roles with several major mining companies and has participated in several significant gold discoveries, acquisitions and corporate developments globally. Mr. Bradbrook resigned effective as of May 7, 2004.

GILLES FILION	21,100	(2)	473,000
Resident of Mississauga, Ontario
Vice President, Exploration
He has been with Goldcorp since March 1998. He is also Vice
President, Exploration of Lexam Explorations Inc. From 1994 to 1998,
he was Manager, Geological Services at Pearson Hoffman. He has 25
years of experience in gold exploration and mining.

OFFICERS	Common	Stock
Name, Position with the Corporation and/or Principal Occupation	Shares	Options
R. GREGORY LAING	—	75,000
Resident of Oakville, Ontario
Vice President, Legal
He joined Goldcorp in 2003 after serving for over eight years as
General Counsel to a mid-tier Canadian gold mining company
with extensive international operations. Prior to entering the mining industry, he worked for nine years as a corporate securities lawyer at two prominent Bay Street firms. He is also Vice President,
Legal of Lexam Explorations Inc.

PERRY Y. ING	—	12,500
Resident of Toronto, Ontario
Corporate Controller
He has been with Goldcorp since December 2003. He is also
Corporate Controller of Lexam Explorations Inc. He is a Chartered
Accountant with six years of experience in the mining practice at
PricewaterhouseCoopers LLP from 1997 to 2003.

Notes:

(1)	Represents approximately 3.39% of outstanding Common Shares.

(1)	Represents less than 1% of outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Mr. Michael Stein was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) between 1997 and 2000. Moneysworth filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the Ontario Securities Commission on July 21, 2000.

ITEM 9: PROMOTERS

None.

ITEM 10: LEGAL PROCEEDINGS

None.

ITEM 11: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Goldcorp believes no director or executive officer of the Corporation has had any interest in any material transaction during the years ended December 31, 2003, 2002 and 2001.

ITEM 12: TRANSFER AGENTS AND REGISTRATORS

The transfer agent and registrar in Canada is Computershare Trust Company of Canada, Toronto, Ontario. The Co-registrar and Transfer agent is The Bank of New York, New York, New York, U.S.A.

ITEM 13: MATERIAL CONTRACTS

The Corporation has no material contracts outside those entered into in the ordinary course of business.

ITEM 14: INTERESTS OF EXPERTS

Watts, Griffis and McQuat Limited, Toronto, Ontario, audited the mineral reserves of the Corporation for 2003 and 2002. All invoices are settled in cash.

ITEM 15: ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; at the United Sates Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, options to purchase securities, and principal holders of the Corporation’s securities, is contained in the Corporation’s Management Information Circular and Proxy Statement dated March 31, 2004. Additional financial information is contained in the Corporation’s Management’s Discussion & Analysis and audited consolidated financial statements for the year ended December 31, 2003. Upon request to the Investor Relations Department of the Corporation at its registered office, 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, the Corporation will provide any person with a copy of:

(a)	the Corporation’s Annual Information Form;

(b)	the Corporation’s Management Information Circular dated March 31, 2004;

(c)	the Corporation’s 2003 Management’s Discussion & Analysis and audited consolidated financial statements; and

(d)	any unaudited interim reports to shareholders issued by the Corporation subsequent to December 31, 2003.